Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


SEC Mail Processing
RECEIVED
OCT 0 1 2010
Wash. D.C.
189
Section


SUPPL
MACQUARIE

29 September 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


10016411

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

In accordance with the requirements of Rule 12g3-2(b), I wish to inform you that no documents for Macquarie Group Limited have been lodged during the period between Wednesday 10 March 2010 and Wednesday 17 March 2010.

Yours sincerely

Dennis Leong
Company Secretary

dlw 10/7

cag_cosec_syd_prd/68581_1